[Letterhead of Stone Energy Corporation]
September 1, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention: H. Roger Schwall

Re:	Stone Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 3, 2011 File No. 1-12074
Dear Mr. Schwall:
     Set forth below are the responses of Stone Energy Corporation, a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 8, 2011, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Commission on March 3, 2011 (the “2010 10-K”). Please note that we believe that our 2010 10-K is complete in its disclosures regarding these matters and in compliance with Regulation S-K in all material respects. Accordingly, we offer the following responses as supplemental information for your review.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Securities and Exchange Commission September 1, 2011 Page 2
General
1.	We note your statement on page 18 that you “routinely use hydraulic fracturing techniques in many of [y]our natural gas wells drilling and completion programs.” We further note your disclosure at pages 7 and 18 in respect of potential legislation related to hydraulic fracturing. Please tell us, with a view towards disclosure:
•	the location of your hydraulic fracturing activities;

•	your acreage subject to hydraulic fracturing;

•	the percentage of your reserves subject to hydraulic fracturing;

•	the anticipated costs and funding associated with hydraulic fracturing activities;

•	whether there have been any incidents, citations, or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what your response has been.

Response:

We have engaged in hydraulic fracturing in the Appalachia states of West Virginia and Pennsylvania targeting the Marcellus shale. As noted on page 22 of our 2010 10-K, our Appalachian acreage position was approximately 79,000 net acres as of December 31, 2010. As noted on page 19 of our 2010 10-K, approximately 17% of our estimated proved reserves were in our Appalachian region as a percentage of total Bcfe as of December 31, 2010; or approximately 6% as a percentage of the standardized measure of discounted future net cash flow. Our estimate of future Appalachian reserve completion costs as of December 31, 2010 was approximately $55 million out of a total projected future capital expenditure of approximately $908 million for all of our properties both in Appalachia and elsewhere as noted on page F-30 of our 2010 10-K. To our knowledge, we have not had any material environmental incidents, citations or suits related to our fracturing operations.

Securities and Exchange Commission September 1, 2011 Page 3
2.	In regard to your hydraulic fracturing operations, please tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:
•	have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

•	monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.
Response:
We believe we are following best practices in our hydraulic fracturing operations including drilling techniques, casing and cementing design, minimizing water usage, and evaluating the appropriate fracturing fluid. In addition to our own experienced in-house staff, we are utilizing industry recognized third party service providers. All of us are focused on our safety performance as is noted on page 30 of our 2010 10-K.
3.	We note your disclosure at page 7 under the subheading “Hydraulic fracturing” that “[a]lthough [you] maintain pollution insurance to cover a portion of the costs of cleanup operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future.” We also note your general discussion of insurance on pages 14 and 15. Please clarify in your disclosure which insurance coverage would apply to hydraulic fracturing operations, particularly with respect to pollution liability and associated environmental remediation costs.

Securities and Exchange Commission September 1, 2011 Page 4
Response:
As noted on page 15 of our 2010 10-K, we would look to our general liability insurance coverage with an annual aggregate limit of up to $75 million applicable to our working interest. However, depending upon factors surrounding a specific hydraulic fracturing incident, this coverage may or may not be applicable or adequate as is noted in the 2010 10-K disclosure.
4.	Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin where hydraulic fracturing is a method you use.
Response:
As is publicly posted on our website, the materials listed below are mixed with water in the following proportions to assist in the recovery of the gas:

Material Safety Data Sheet (MSDS)

Water Based Friction Reducer	1.0	Gal/Mgal*
Bacterial Suppressant	0.5	Gal/Mgal*
Scale Inhibitor	0.1	Gal/Mgal*
Surfactant	0.5	Gal/Mgal*
Clay Control	0.5	Gal/Mgal*

*	Gal/Mgal = Gallons per one thousand gallons of water.

Securities and Exchange Commission September 1, 2011 Page 5
Closing Comments
     In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to me at (337) 521-2210.

Sincerely,

STONE ENERGY CORPORATION

By:	/s/ Kenneth H. Beer
Kenneth H. Beer
Executive Vice President and Chief
Financial Officer